SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2017

IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
(Address of principal executive offices)

Form 20-F ⌧                                  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                  No ⌧

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the letter dated September 5, 2017, filed by the Company with the Bolsa de Comercio de Buenos Aires  and the Comisión Nacional de Valores.

By letter dated September 5, 2017, the company reported that our subsidiary IDB Development Corporation ("IDBD") has reported to  the market that it has received a non-binding offer from Huabang Financial Holdings Limited to acquire its entire stake in Clal Insurance Enterprise Holdings Ltd. ( "Clal"), representative of 44.9% of its share capital.

The amount to be paid will be the equivalent to Clal's equity that results from its Financial Statements as of the time of the transaction. As of June 30, 2017, this value amounted an approximate sum of NIS 4.88 billion.

The transaction is subject to due diligence by the buyer for a period of 60 days from the signature of the memorandum of understanding and signature of a binding agreement between the parties, among other requirements.

In addition, the completion of the transaction is subject to the regulatory approval of the Capital Market, Insurance and Savings Market Commission of the Israeli Ministry of Finance.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible of relationship with the markets

Dated: September 5, 2017